November 30, 2007

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2007

Filed August 29, 2007

Definitive Proxy Statement on Schedule 14A

Filed September 26, 2007
File No. 001-05397

Dear Mr. Krikorian:

Set forth below are our responses to the comments raised in your letter dated October 31, 2007 (the “Comment Letter”). Automatic Data Processing, Inc. (the “Company” or “ADP”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2007, which was filed on August 29, 2007, and in its Definitive Proxy Statement on Schedule 14A , which was filed on September 26, 2007. The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K for the fiscal year ended June 30, 2007 or the 2007 Definitive Proxy Statement on Schedule 14A.

Form 10-K for the fiscal year ended June 30, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.   The “Executive Overview” and the relevant disclosure in your discussion of your results of operations should provide a more descriptive analysis that explains management’s view of the implications and significance of two of the key transactions effected in the fiscal year ended June 30, 2007, i.e., the tax-free spin-off of your former Brokerage Services Group business and the sale of your Travel Clearing business. Enhance your disclosure to provide the appropriate context within which investors should analyze your overall financial condition and the specific financial information impacted by these transactions.

RESPONSE:

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) included discussion of the key transactions that occurred during the fiscal year ended June 30, 2007. Specifically, we included disclosure that we viewed these businesses as non-strategic and slow-growing. We also disclosed that the divestiture of these businesses has resulted in a more focused Company with excellent growth potential for revenue and pretax earnings. In addition, we disclosed that the proceeds from the divestiture of these businesses would be used to continue the Company’s accelerated share buyback program. Further, all information included within the MD&A was discussed on a continuing operations basis, or excluding all discontinued operations. This includes our discussions about our financial condition and liquidity.

We acknowledge that our disclosures regarding the implications and significance of these key transactions are located throughout the MD&A and that our disclosure could be more transparent by discussing the impact of these divestitures in one section of the MD&A. Therefore, in response to the Staff’s comments, we have included additional disclosure in our Form 10-Q for the quarterly period ended September 30, 2007 which was filed on November 9, 2007, and have attached this disclosure as Appendix A to this letter. Further, we intend to continue to disclose these transactions in a substantially similar manner in our future quarterly reports on Form 10-Q in fiscal year 2008, as well as our Annual Report on Form 10-K for fiscal year ending June 30, 2008.

Critical Accounting Policies, page 37

2.   Your critical accounting policies should describe all the significant estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. For instance, we note the additional estimates and assumptions surrounding workers’ compensation and employer liability insurance coverage for PEO worksite employees, intangible assets, allowances for doubtful accounts, investments and pensions. Please identify the material accounting estimates and assumptions that you make when preparing your financial statements. Tell us what consideration you gave to disclosing why these material accounting estimates and assumptions bear risk of change, how you arrived at the estimate, the accuracy of the estimate/assumption in the past, how they have changed, and any reasonably likely future changes. We refer you to Section V of SEC Release No. 33-8350.

RESPONSE:

In preparing our MD&A in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, we have considered Section V of SEC Release No. 33-8350 and we believe we have disclosed all material accounting estimates and assumptions that we made in preparing our financial statements. We believe that our Critical Accounting Policies include all areas in which the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters, or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material.

During the Company’s determination of its Critical Accounting Policies, we did consider the estimates and assumptions surrounding workers’ compensation and employer liability coverage for PEO worksite employees, intangible assets, allowances for doubtful accounts, investments and pensions. Based upon our analysis described below, we concluded that these areas were not Critical Accounting Policies of the Company since the nature of the estimate/assumption or the impact of changing such estimate/assumption would not materially impact our financial condition or operating performance.

For workers’ compensation and employer liability coverage for PEO worksite employees, we utilize historical loss experience, exposure data and actuarial judgment in determining the estimated claim liability. We utilize various actuarial methodologies widely used in the industry to determine a range of possible estimates and there is not a material difference in the estimates resulting from each of these methods. In addition, we have secured specific per occurrence reinsurance that caps our exposure for each individual claim and we have secured aggregate stop loss reinsurance that caps losses at a certain level in each policy year. As a result, we believe that any change in the assumptions will not materially impact our financial condition or operating performance. Further, we have not experienced any material differences between our actual results and our estimated claim liability. Therefore, we have concluded that the estimates and assumptions surrounding our workers’ compensation and employer liability coverage for PEO worksite employees should not be a Critical Accounting Policy.

Our intangible assets are primarily comprised of software and software licenses purchased from our vendors and intangible assets, including software and software licenses, acquired through business combinations. The fair value of our software and software licenses that are purchased from vendors is determined through arms-length transactions negotiated with our vendors at prevailing market prices. We estimate the fair value of our intangible assets acquired in business combinations by either determining the cost of reproducing the asset, reviewing recent sales of comparable assets or estimating the discounted future cash flows associated with the intangible asset. The fair value of our intangible assets acquired in business combinations are further corroborated using appraisals that are performed by independent third-party valuation firms. As a result, we do not believe that the assumptions utilized to determine the fair value of our intangible assets are highly uncertain or highly susceptible to change. We assess the recoverability of our long-lived assets whenever events or changes in circumstances indicate that we may not be able to recover the carrying value. Amongst other circumstances, we assess our long-lived assets when there are changes in the extent or manner in which these assets are being used or there are cash flow losses (either current period losses or future projected losses) associated with the long-lived assets’ use. The recoverability of our long-lived assets is measured by comparing the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the undiscounted future cash flows expected to be generated by the long-lived asset is less than the carrying amount of the asset, an impairment loss is measured as the excess of the carrying amount of a long-lived asset over its fair value. Given the Company’s history of strong cash flows and the recurring revenue nature of our business, we do not believe that the assumptions utilized to assess the recoverability of our long-lived assets are highly uncertain or highly susceptible to change. As a result, we have concluded that the estimates and assumptions surrounding our intangible assets should not be a Critical Accounting Policy.

Our total receivable balance is comprised of trade accounts receivable and notes receivable. Our trade accounts receivable represented 67% of our total receivable balance as of June 30, 2007. For our trade accounts receivable, we determine our allowance for doubtful accounts based upon past collection history. We do not have any concentration of credit risk within our trade accounts receivable as there was no single customer that had a trade accounts receivable balance greater than 1% of our total trade accounts receivable balance as of June 30, 2007. Our trade accounts receivable balances are outstanding, on average, for less than 30 days. As a result, we have the ability to review our outstanding trade accounts receivable balances prior to the filing our Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K to determine if our allowance for doubtful accounts is appropriate. Further, we historically have not had material trade accounts receivable balances that have been written off. Based upon the foregoing, we have concluded that the estimates utilized in determining our allowance for doubtful accounts for trade receivables, or changing such estimates, would not materially impact our financial condition or operating performance. We also enter into note receivable arrangements with our customers, primarily in our Dealer Services business, where we sell our software systems to automotive, heavy truck and powersports vehicle retailers. Our notes receivable represented 33% of our total receivable balance as of June 30, 2007. We determine our allowance for doubtful accounts for our notes receivable based upon past collection history and we historically have not had material notes receivable balances that have been written off. Therefore, we have concluded that the estimates utilized in determining our allowance for doubtful accounts for notes receivable, or changing such estimates, would not materially impact our financial condition or operating performance. As a result, we have concluded that the estimates and assumptions surrounding our allowance for doubtful accounts for trade accounts receivable and notes receivable should not be a Critical Accounting Policy.

Our corporate investments and funds held for clients (“investment portfolio”) are comprised of cash and cash equivalents and highly liquid, investment grade marketable securities. All of the marketable securities within our investment portfolio are considered to be “available-for-sale”, and, accordingly, are carried on the Consolidated Balance Sheets at fair value. Our investment portfolio is valued using a market approach, which applies quoted prices for the securities and other relevant information generated by similar market transactions to estimate fair value. As a result, we do not believe that our assumptions utilized to record our investments at fair value are highly uncertain or highly susceptible to change. When we evaluate our investment portfolio to determine if any investments are other-than-temporarily impaired, our review includes an assessment of the investments’ credit quality. We minimize our risk of holding impaired investments with our established credit quality, maturity, and exposure limits. We limit our credit risk by investing in AAA and AA rated securities, as rated by Moody’s, Standard & Poor’s, and for Canadian securities, Dominion Bond Rating Service. When our fixed-income security investments have had fair values below cost, it has resulted predominantly from a change in interest rates and not a change in the credit risk of the investment. We also assess our ability and intent to hold these investments until the earlier of market price recovery and/or maturity. We do not believe that any of the assumptions utilized in assessing whether an investment is other-than-temporarily impaired are highly uncertain or highly susceptible to change. As a result, we have concluded that the estimates and assumptions surrounding our investments should not be a Critical Accounting Policy.

The Company’s pension plans primarily consist of a defined benefit cash balance pension plan that covers substantially all U.S. employees. For our pension plans, we utilize assumptions to determine the actuarial present value of benefit obligations and net pension expense, which include a discount rate and expected long-term rate of return on assets. Our discount rate is based upon published rates for high-quality fixed-income investments that produce cash flows that approximate the timing and amount of expected future benefits to the plan participants. The expected long-term rate of return on assets is determined based on historical and expected future rates of return on plan assets, considering our asset mix and long-term investment strategy. We do not believe that these assumptions are highly uncertain or highly susceptible to change due to the methodologies used to calculate such estimates. Further, we have assessed the sensitivity of a reasonable change in these assumptions and have concluded that such change would not materially impact our financial statements. As a result, we have concluded that the estimates and assumptions surrounding our pensions should not be a Critical Accounting Policy.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

H. Goodwill and Other Intangible Assets, page 45

3.   Your disclosure indicates that the fair value of goodwill is measured by discounting estimated future cash flows. Please clarify how your policy complies with paragraphs 19 to 22 of SFAS 142.

RESPONSE:

We acknowledge that our discussion under the “Goodwill and Other Intangible Assets” portion of Note 1 is not clear as to how we evaluate goodwill for impairment under SFAS 142. We wish to clarify that we review the recoverability of goodwill, at least annually, by first comparing the fair value of our reporting units to their carrying amount. When determining the estimated fair value of a reporting unit, we utilize a discounted future cash flow approach using various assumptions, including projections of revenue based on historical data, various internal estimates and a variety of external sources. If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying amount, we would then compare the implied fair value of goodwill to the carrying amount in order to determine the amount of the impairment, if any. We will, in future filings, revise the “Goodwill and Other Intangible Assets” portion of Note 1 to clarify our policy on evaluating goodwill impairment. Please refer to Appendix B to this letter for the disclosure that we will include in future filings.

Note 13. Funds Held for Clients and Client Fund Obligations, page 59

4.   Please explain how you determined the balance sheet classifications of funds held for clients and client funds obligations. Tell us what consideration you gave to including these line items within total current assets and total current liabilities, respectively. In this regard, indicate how you comply with Chapter 3, Section A of ARB 43.

RESPONSE:

Within our Employer Services segment, we collect client funds and remit such funds to tax authorities for payroll tax filing and payment services and to employees of our payroll services clients. When we collect client funds, we classify the cash received as funds held for clients and establish a corresponding liability as client funds obligations on our Consolidated Balance Sheet. We believe it is appropriate to segregate our funds held for clients and client funds obligations because, ultimately, we consider our funds held for clients to be held to satisfy our client funds obligations. We also believe that this presentation provides transparency to the reader of the financial statements as to our financial position.

We have considered the provisions of Chapter 3, Section A of ARB 43 “Working Capital,” in reflecting the classification of our funds held for clients and our client funds obligations on our Consolidated Balance Sheets. In particular, we have considered Paragraph 6 of the standard, which states that the “concept of the nature of current assets contemplates the exclusion from that classification of such resources as...cash and claims to cash which are restricted as to withdrawal or use for other than current operations...or are segregated for liquidation of long-term debts.” By analogy, we have excluded funds held for clients from our current assets classification because we consider these funds to be held to satisfy our client funds obligations. Further, due to the fact that we have excluded funds held for clients from our current assets, we have excluded the corresponding liability, client funds obligations, from current liabilities, as the assets that will be utilized to satisfy these obligations have not been classified as current assets.

Furthermore, in reflecting our funds held for clients and our client funds obligations in our Consolidated Balance Sheet on an unclassified basis (e.g., current vs. non-current presentation), we considered the guidance under Statement of Financial Accounting Standards No. 6, “Classification of Short-Term Obligations Expected to be Refinanced” (“SFAS 6”). Paragraph 7 of SFAS 6 states that “balance sheets of most enterprises show separate classifications of current assets and current liabilities (commonly referred to as classified balance sheets) permitting ready determination of working capital. Enterprises in several specialized industries (including broker-dealers and finance, real estate and stock life insurance companies) for which the current/non-current distinction is deemed in practice to have little or no relevance prepare unclassified balance sheets.” We believe our funds held for clients and our client funds obligations are analogous to such enterprises in specialized industries and, as such, we believe that it is appropriate to report those activities on an unclassified basis.

We periodically review the disclosures of those companies which we consider our peers, including those reflected in the Performance Graph on page 12 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2007. In reviewing the financial statements of our peers, we determined that none of them segregated or classified their respective funds held for clients or client funds obligations on their respective balance sheets separately between current and long-term classifications.

Please note that, in August 2000, management of the Company discussed this presentation with Mr. Joel Levine of the Commission in connection with a comment letter that was received in relation to a Registration Statement on Form S-3 that we filed on July 26, 2000. In response to the Staff’s comments and such discussion with Mr. Levine, we filed an amended Registration Statement on Form S-3 on August 18, 2000. In the amended filing, we disclosed that, in subsequent filings, the funds held for clients and client funds obligations would be shown as assets and liabilities on the Company’s balance sheet. In our Annual Report on Form 10-K for the fiscal year ended June 30, 2000, we presented, for the first time, our funds held for clients and our client funds obligations separately on our Consolidated Balance Sheet, as they are presented in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

Based on the questions raised by the Staff, however, we will enhance our footnote disclosure to increase the transparency of our client fund assets and our client funds obligations. In future filings, beginning with our Form 10-Q for the quarterly period ending December 31, 2007, we will include a footnote to the Company’s consolidated financial statements related to our funds held for clients that will disclose the three components that comprise our funds held for clients (cash and cash equivalents, short-term marketable securities and long-term marketable securities) to assist the reader in determining the nature and classification of these funds. Additionally, we will include disclosure that our client funds liability will be repaid within one year of each respective balance sheet date. Please refer to Appendix C to this letter for a form of additional disclosure that we will include in future filings.

Note 18. Staff Accounting Bulletin No 108, page 72

5.   We note from your disclosure that you adopted the provisions of SAB 108 in fiscal 2007. In your discussion of the cumulative adjustment, tell us what consideration you gave to disclosing the nature of each individual error being corrected as well as how each error being corrected arose. Refer to Question 3 of SAB 108.

RESPONSE:

During preparation of our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, we considered the disclosure requirements of SAB 108 and believe that the Company’s disclosures met such requirements in all material respects. Our disclosure stated that we had (1) overstated accrued expenses relating to professional services, termination of contracts and employee benefits; (2) overstated accounts receivable reserves; (3) overstated accrued expenses relating to certain post retirement and non-US pension plans; (4) overstated insurance and environmental reserves; and (5) understated tax provision and liability. We believe that these disclosures adequately discuss the nature of each individual item being corrected. Our disclosure did not explain how each error arose because we determined that such disclosure would not be meaningful to the reader of the financial statements as approximately $40 million, or 90%, of the errors that were adjusted arose in fiscal years prior to those presented in the Annual Report on Form 10-K for the fiscal year ended June 30, 2007. Further, approximately 51% of these errors arose in periods prior to the fiscal year ended June 30, 2001. Therefore, the three years presented in the Annual Report on Form 10-K for the fiscal year ended June 30, 2007 did not include any material errors that were adjusted.

Item 9A. Controls and Procedures, page 76

Management’s Evaluation of Disclosure Controls and Procedures, page 76

6.   We note your disclosure that “the Chief Executive Officer and Chief Financial Officer have concluded that ADP’s disclosure controls and procedures as of June 30, 2007 were effective to ensure that information required to be disclosed by ADP in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.” Please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a -15(e).

RESPONSE:

In light of the Staff’s comments, we wish to clarify that our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In response to the Staff’s comments, we have included additional disclosure in our Form 10-Q for the quarterly period ended September 30, 2007, which was filed on November 9, 2007. We have also included this additional disclosure as Appendix D to this letter. Further, we plan to continue to include this disclosure in our future filings.

Exhibits

7.   We are unable to locate Mr. Butler’s employment agreement, which was entered into on June 28, 2006. Please advise.

RESPONSE:

Mr. Butler’s employment agreement was filed as Exhibit 10.2 to a current report on Form 8-K dated June 28, 2006 and was incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

Definitive Proxy Statement on Schedule 14A

General

8.   We are unable to locate the disclosure required by Item 404 of Regulation S-K. Please advise.

RESPONSE:

The Company did not participate in any transactions that would require disclosure under Item 404 of Regulation S-K.

Compensation Discussion and Analysis, page 13

General

9. As you may be aware, the Division has recently released Staff observations relating to a focused review of executive compensation disclosure. This guidance, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm, may be helpful as you review the comments set forth below, which should be given appropriate consideration when drafting future versions of your executive compensation and other related disclosure.

Response

We would like to thank the Staff for referring us to the guidance; we will give the guidance appropriate consideration when drafting future versions of our executive compensation and other related disclosure.

10. Please provide quantitative disclosure of all of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Refer for example to the performance objectives associated with the Growth Incentive Program and the Accelerated Revenue Program. Refer to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response

We have considered the Staff’s comment and will ensure that in future filings our Compensation Discussion and Analysis reflects the Staff’s comment.

11. Please note that the Compensation Discussion and Analysis should capture material differences in compensation policies with respect to individual named executive officers in accordance with Section II.B.1 of Commission Release No. 33-8732A. Refer for example to the amounts you awarded to Mr. Butler under the non-equity incentive plan as well as the stock option award made to him on July 1, 2006 compensation. You should provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, discuss this on an individualized basis.

Response

We have considered the Staff’s comment and will ensure that in future filings our Compensation Discussion and Analysis reflects the Staff’s comment.

Pay Philosophy, page 13

12. Please describe in greater detail the nature and scope of your compensation consultant’s assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of his duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K. In addition, please expand your Compensation Discussion and Analysis to indicate how the Committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.

Response

We have considered the Staff’s comment and will ensure that in future filings our Compensation Discussion and Analysis reflects the Staff’s comment.

13. Please clarify the precise nature of your benchmarking activities. Please identify the companies you evaluated during the review of the market position of your executive compensation practices, including those whose information is included in the data supplied by the compensation consultants. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2007 and discuss the amount of weight the Compensation Committee gives to the targeted pay position of your executives compared to those in the peer group. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response

We have considered the Staff’s comment and will ensure that in future filings our Compensation Discussion and Analysis reflects the Staff’s comment.

Elements of Compensation, page 14

14. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

Response

We have considered the Staff’s comment and will ensure that in future filings our Compensation Discussion and Analysis reflects the Staff’s comment.

Named Executive Officers’ Fiscal Year 2007 Target Bonus Amounts, page 17

15. With respect to amounts awarded under the annual bonus plan, please address how the committee determined the specific awards based upon the achievement or non-achievement of the relevant performance metric(s). We would expect to see a more focused discussion of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals results in specific payouts under the plan. In this regard, you should analyze the reasons why each of your named executive officers received non-equity incentive payments that exceeded the target level.

Response

We have considered the Staff’s comment and will ensure that in future filings our Compensation Discussion and Analysis reflects the Staff’s comment.

Long-Term Incentive Compensation Programs, page 18

16. Although you provide general disclosure regarding policies relating to your long-term equity compensation, please include a more focused discussion that not only sets forth the actual amounts awarded under this component of compensation but also provides substantive analysis and insight into how the Committee determined the actual award amounts. Discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock option and restricted stock awards as well as the number of threshold, target and maximum number of shares underlying the performance share awards. To the extent compensation levels are primarily based on the terms of each named executive’s employment agreement, provide sufficient detail of how you determined or negotiated the payouts specified by the employment agreements.

Response

We have considered the Staff’s comment and will ensure that in future filings our Compensation Discussion and Analysis reflects the Staff’s comment.

Potential Payments Upon Termination or Change in Control, page 39

17. Please describe and explain how you determined the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various change of control arrangements. Also, in your Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Response

We have considered the Staff’s comment and will ensure that in future filings our Compensation Discussion and Analysis reflects the Staff’s comment.

Please feel free to contact me at 973-974-5252 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Christopher R. Reidy

Christopher R. Reidy

Chief Financial Officer

Cc:

Securities and Exchange Commission

Morgan Youngwood

Jay Ingram

Melissa Walsh

Deloitte & Touche LLP

John Karen, Partner

Lara Abrash, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Richard S. Borisoff, Partner

APPENDIX A

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

Management Discussion and Analysis

Divestitures

During the fiscal year ended June 30, 2007 and the quarter ended September 30, 2007, the Company took efforts to divest certain non-strategic, slow-growing businesses. We completed the tax-free spin-off of our former Brokerage Services Group business on March 30, 2007 into an independent publicly traded company called Broadridge Financial Solutions, Inc. We made the decision to spin-off this business for several reasons. First, we determined that the growth potential of the Brokerage Services Group business, while part of ADP, was expected to be lower than that of our other businesses. Further, the Brokerage Services Group business had operating models and long-term growth plans that were different than those of our other businesses. The spin-off will allow more concentrated focus by each management team on their own respective core businesses, which is expected to be more beneficial to each company’s shareholders, clients and associates.

In addition, during the fiscal year ended June 30, 2007, we divested Sandy Corporation, which was previously reported in our Dealer Services segment. During the quarter ended September 30, 2007, we finalized the sale of our Travel Clearing business, which was previously reported in our Other segment. We divested the Sandy Corporation and Travel Clearing businesses because they were non-strategic businesses that did not fit in with our other businesses. Moreover, the growth potential of these businesses was also slower than that of our other businesses.

These transactions, along with our cash flows from operating activities, have allowed us to continue to focus on the objective of returning cash to our shareholders through our share buyback program and our cash dividends to shareholders. Subsequent to the completion of these transactions, the new ADP is a more focused Company, which we believe has excellent growth potential for revenue and pretax earnings.

APPENDIX B

Goodwill and Other Intangible Assets

The Company accounts for goodwill and other intangible assets with indefinite useful lives in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level. The Company performs this impairment test by first comparing the fair value of our reporting units to their carrying amount. If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying amount, the Company would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. The Company uses discounted cash flows to determine fair values. When available and as appropriate, comparative market multiples are used to corroborate discounted cash flow results.

APPENDIX C

ADDITIONAL LANGUAGE TO BE ADDED TO CORPORATE INVESTMENTS AND FUNDS HELD FOR CLIENTS FOOTNOTE

Funds held for clients represent assets that are used solely for the purposes of satisfying the obligations to remit funds relating to our payroll and payroll tax filing services, which are classified as client funds obligations on our Consolidated Balance Sheets. Funds held for clients represent investments that have been invested in the following categories:

	December 31, 2007		June 30, 2007

Cash and cash equivalents	$	X,XXX.X	$	X,XXX.X
Short-term marketable securities		X,XXX.X		X,XXX.X
Long-term marketable securities		X,XXX.X		X,XXX.X

Total funds held for clients	$	X,XXX.X	$	X,XXX.X

The Company has reported a liability within client funds obligations on our Consolidated Balance Sheet for the remittance of the funds held for clients. The client funds obligation, which represents a liability that will be repaid within one year of the balance sheet date, totaled $X,XXX.X and $X,XXX.X as of December 31, 2007 and June 30, 2006, respectively. In order to provide more cost-effective liquidity and maximize the Company’s interest income, the Company utilizes a strategy to extend the maturities of our investment portfolio for funds held for clients and employs short-term financing arrangements to satisfy our short-term funding requirements relating to client funds obligations.

APPENDIX D

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

Management’s Evaluation of Disclosure Controls and Procedure

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures as of September 30, 2007 were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.